SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3 – Final Amendment to
Schedule TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Issuer)

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Class B Shares, without par value American Depositary Shares, each of which represents 2 Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y207 (Class B Shares) 74838Y108 (American Depositary Shares evidenced by American Depositary Receipts)
(CUSIP Number of Class of Securities)

Mr. Gustavo Castelli 12 de Octubre y Gran Canaria, (1878) Quilmes, Prov., Buenos Aires, Argentina Telephone: 54-11-4349-1849
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to: Diane G. Kerr Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$80,000,000	$10,136.00

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 8,400,000 outstanding Class B shares (including those held as American Depositary Shares) at the maximum tender offer price of $9.50 per Class B share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,136.00	Filing Party:	Quilmes Industrial (Quinsa), S.A.
Form of Registration No.:	Schedule TO	Date Filed:	August 18, 2004

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1
[x]	issuer tender offer subject to Rule 13e-4
[ ]	going-private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

          This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 18, 2004, as amended and supplemented by Amendment No. 1 and Amendment No. 2 to the Tender Offer Statement filed with the Securities and Exchange Commission on September 8, 2004, and September 17, 2004, respectively (the “Schedule TO”), by Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg corporation (“Quinsa” or the “Company”), in connection with its offer to purchase up to 8,400,000 Class B Shares (including those held as American Depositary Shares (“ADSs”)), or such lesser number of Class B shares (including those held as ADSs) as are properly tendered and not properly withdrawn, at a price not greater than $9.50 nor less than $8.00 per Class B share, net to the seller in cash, without interest. Each ADS represents two Class B shares. Quinsa treated each tender of an ADS as a tender of the two underlying Class B shares.

          Quinsa’s offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2004 (the “Offer to Purchase”), the related Letter of Transmittal to Tender Shares and the related Letter of Transmittal to Tender American Depositary Shares (which collectively, as amended or supplemented from time to time, constitute the “Offer”). This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase, the related Letter of Transmittal to Tender Shares and the related Letter of Transmittal to Tender American Depositary Shares were previously filed with the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

          The information in the Offer is incorporated in this Amendment No. 3 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.

(1)	Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“(e) On September 22, 2004, the Company issued a press release announcing the final results of the offer, which expired at 10:00 a.m. New York City time (which is 4:00 p.m. Luxembourg time), on Thursday, September 16, 2004. A copy of the press release is filed as Exhibit (a)(5)(iv) to this Schedule TO and is incorporated herein by reference.”

Item 12.

(2)	Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

“(a)(5)(iv) Press release, dated September 22, 2004, announcing the final results of the Offer.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

By:	/s/ Gustavo Castelli

	Name:	Gustavo Castelli
	Title:	Chief Financial Officer

Dated: September 22, 2004

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a) (1) (i)	Offer to Purchase dated August 18, 2004.*

(a) (1) (ii)	Letter of Transmittal to Tender Shares.*

(a) (1) (iii)	Letter of Transmittal to Tender American Depositary Shares (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a) (1) (iv)	Notice of Guaranteed Delivery.*

(a) (1) (v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 18, 2004.*

(a) (1) (vi)	Letter to Brokers, Dealers Commercial Banks, Trust Companies and Other Nominees dated August 18, 2004.*

(a) (5) (i)	Form of Summary Advertisement dated August 18, 2004.*

(a) (5) (ii)	Press release dated August 18, 2004, announcing commencement of the Offer.*

(a) (5) (iii)	Press release dated September 16, 2004, announcing preliminary results of the Offer.*

(a) (5) (iv)	Press release dated September 22, 2004, announcing final results of the Offer.**

(b)	Commitment Letter dated August 13, 2004, between Quinsa and Quilmes International (Bermuda) Ltd.*

(d) (1)	Deposit Agreement dated February 28, 2002, among Quinsa, The Bank of New York (as depositary) and holders and beneficial owners from time to time of American Depositary Receipts issued thereunder.*

(d) (2)	Form of American Depositary Receipt for Quinsa Class B shares (included in Exhibit (d)(1)).*

(d) (3)	Share Exchange Agreement dated May 1, 2002, among Companhia de Bebidas das Américas - AmBev (“AmBev”) and Quinsa, incorporated by reference to Exhibit 2.1 to the Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev.*

(d) (4)	Memorandum of Agreement dated January 13, 2003, among Heineken International B.V., Quinsa, Beverage Associates (BAC) Corp. (“BAC”) and certain of their respective affiliates dated January 13, 2003, incorporated by reference to Exhibit 4.2 to Quinsa’s Annual Report on Form 20-F filed on June 27, 2003.*

(d) (5)	Letter Agreement dated January 13, 2003, among AmBev, BAC and Quinsa, incorporated by reference to Exhibit 2.4 to the Schedule 13D/A relating to Quinsa filed on February 4, 2003, by AmBev.*

(d) (6)	Quinsa Shareholders Agreement dated as of January 31, 2003, between BAC and AmBev, incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003, by AmBev.*

(d) (7)	Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev, incorporated by reference to Exhibit 2.2 to the Schedule 13D relating to Quinsa filed on May 13, 2002, by AmBev.*

(d) (8)	Amendment No. 1 dated as of January 31, 2003, to the Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev, incorporated by reference to Exhibit 2.3 to the Schedule 13D/A relating to Quinsa filed on February 4, 2003, by AmBev.*

(d) (9)	Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa, incorporated by reference to Exhibit 2.9 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003, by AmBev.*

(d) (10)	Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York, incorporated by reference to Exhibit 2.10 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003, by AmBev.*

(d) (11)	Letter Agreement dated as of July 16, 2004, among BAC, AmBev and Braco Investimentos S.A. (as successor to Braco S.A.), amending the Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (as amended) .*

* Previously filed.
** Filed herewith.